Mail Stop 4561

November 14, 2007

Nicholas S. Schorsch
American Realty Capital Trust, Inc.
1725 Fairway
Jenkintown, PA 19046

   Re: American Realty Capital Trust, Inc.
      Registration Statement on Form S-11
      Supplemental response dated October 26, 2007
      File No. 333-145959

Dear Mr. Schorsch:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file your correspondence and draft disclosure on EDGAR.

Prior Performance Summary

Introduction

2.   The first paragraph indicates that the disclosure represents the historical experience of "certain" real estate programs managed by Messrs. Schorsch and Kahane. Please revise to disclose all prior programs sponsored by your sponsors over the last ten years. Refer to Item 8.A. of Industry Guide 5.

3.   Please revise the narrative summary to remove the examples of acquisitions by AFR during the tenure of Mr. Schorsch and Mr. Kahane. Instead disclose the more complete summary information identified in Item 8.A. of Industry Guide 5.

Prior Performance Tables

4.   Please limit the disclosure in the first table to information covering the most recent three years of AFR's operations. In addition, please include the following information in the table:

- total capital raised in each of the last three years;

- offering expenses paid to affiliates and to third parties;

- the amount of any acquisition costs; and

- the amount of leverage, stated as a percentage or ratio.

5.   Refer to the second table under this heading. Please revise the line items in the table to more closely track the line items identified in Table III of Guide 5. Alternatively, provide disclosure that more closely replicates the financial information in AFR's public filings. If you choose to retain line items for FFO and Adjusted FFO, please tell us why you believe these items are appropriate for the table and provide a footnote to explain how you derived Adjusted FFO.

6.   Please tell us why you have omitted Tables II, IV, V, and VI prescribed by Industry Guide 5.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Via Facsimile
        Peter Fass
        Proskauer Rose LLP